UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone E, Hanwei International Plaza, Fengmao South Road, Fengtai District

Beijing 100070, the People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unless we otherwise specify, when used in this Form 6-K the terms “SouFun,” “we” and “our” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

This Form 6-K contains a press release related to the closing of our offering of $350 million convertible senior notes due 2018 and an indenture between the Company and Citicorp International Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: December 17, 2013

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.2 — Indenture by and between SouFun Holdings Limited and Citicorp International Limited